Exhibit 2.1

TELEMAR NORTE LESTE S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79

Board of Trade (NIRE) No. 33 300 152580

Publicly-Held Company

MINUTES OF THE 192nd EXTRAORDINARY MEETING OF THE BOARD OF

DIRECTORS, HELD ON AUGUST 17, 2011.

I. DATE, TIME AND PLACE: August 17, 2011, at 4:00 p.m., exceptionally at Praia de Botafogo, No. 300, 11th floor, room 1101, Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil.

II. CALL NOTICE: By individual messages sent to the members of the Board of Directors on August 9, 2011.

III. ATTENDANCE: All of the members of the Board of Directors were present, as per the signatures below. Also in attendance were Alex Waldemar Zornig, Tarso Rebello Dias, José Augusto da Gama Figueira, Maria Gabriela Campos da Silva Menezes Côrtes and Daniella Geszikter Ventura (representatives of the Company), Fernando Antônio Barbosa; Ronaldo V. Carneiro and Stefan Alexander (members of the Independent Special Committee of the Company (the “Committee”)), Rafael Beran Bruno, Alfred Dangoor, Priscila Eisenstadt and Paula Bernardi (representatives of Banco Bradesco BBI S.A., financial advisor to the Committee) and Pedro Paulo Salles Cristofaro (legal advisor to the Committee).

IV. CHAIR: José Mauro Mettrau Carneiro da Cunha and Maria Gabriela Campos da Silva Menezes Côrtes acted as Chair and Secretary of the meeting, respectively.

V. AGENDA AND RESOLUTIONS: The Chairman of the Board of Directors, José Mauro Mettrau Carneiro da Cunha, started the meeting by requesting the Committee to explain the process of negotiating with the other independent special committees, including whether the negotiations were joint or separate, the dynamic of the interactions among the committees/Company/financial advisors and the role of each in the process. Stefan Alexander then addressed the issues raised, explaining in detail the work done by the Committee and the negotiation process. After examining the materials provided by the Committee, which analyzed the transactions comprising the Corporate Reorganization and the negotiation of the exchange ratios with the Independent Special Committee of BRT, and discussing the recommended exchange ratios, the necessary inquiries were made to the Committee member and the representative of the Committee’s financial advisor who were present, notably, whether the target capital structure of 60% equity and 40% debt, as described on page 29 of the financial advisor’s report, is a Company target or a target set by the bank. It was clarified that the target reflects the bank’s opinion. The issues raised having been clarified, the members of the Board of Directors unanimously approved the following exchange ratios for shares between the Company and BRT, the abstention of board member José Carlos de Almeida Gaspar having been duly recorded:

Original share / Replacement share	Exchange Ratio
TMAR3 / BRTO3	5.1149
TMAR5 and TMAR 6 / BRTO4	4.4537
TMAR5 and TMAR 6/ BRTO3	3.8620

All of the members of the Board of Directors were present and affixed their signatures.

Rio de Janeiro, August 17, 2011.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary

Board Members:

José Mauro Mettrau C. da Cunha Chair	João de Deus Pinheiro de Macêdo

João Carlos de Almeida Gaspar	Maxim Medvedovsky

Alex Waldemar Zornig